UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

BITCOIN DEPOT INC.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)

09174P105

(CUSIP Number)

April 24, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09174P105

1.	Names of reporting persons. Andrew Mitchell Paul
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 3,062,762 (1)
	6.	Shared voting power 0
	7.	Sole dispositive power 3,062,762 (1)
	8.	Shared dispositive power 0

9.	Aggregate amount beneficially owned by each reporting person 3,062,762 (1)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Item 9 17.2% (2)
12.	Type of reporting person (see instructions) IN

(1)	Consists of (i) 155,786 shares of Class A Common Stock of the Issuer, par value 0.0001 (“Shares”) directly held by Mr. Paul and (ii) 2,906,976 Shares directly held by Sopris SS-BCD Secondary Investors, LLC. Mr. Paul is the sole managing member of Sopris SS-BCD Secondary Investors, LLC.

(2)	Based on 17,844,174 Shares outstanding as of August 12, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 15, 2024.

CUSIP No. 09174P105

1.	Names of reporting persons. Sopris SS-BCD Secondary Investors, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization DE

Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 2,906,976
	6.	Shared voting power 0
	7.	Sole dispositive power 2,906,976
	8.	Shared dispositive power 0

9.	Aggregate amount beneficially owned by each reporting person 2,906,976
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Item 9 16.3% (1)
12.	Type of reporting person (see instructions) OO

(1)	Based on 17,844,174 Shares outstanding as of August 12, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 15, 2024.

ITEM 1.

(A) NAME OF ISSUER:

Bitcoin Depot Inc. (the “Issuer”)

(B) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICE:

3343 Peachtree Road NE, Suite 750
Atlanta, GA 30326

ITEM 2.

(A) NAME OF PERSONS FILING:

Andrew Mitchell Paul

Sopris SS-BCD Secondary Investors, LLC

(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

409 Aspen Airport Business Center, Suite B
Aspen, CO 81611

(C) CITIZENSHIP:

Andrew Mitchell Paul is a citizen of the United States. Sopris SS-BCD Secondary Investors, LLC is a limited liability company organized in Delaware.

(D) TITLE OF CLASS OF SECURITIES:

Class A Common Stock, $0.0001 par value per share

(E) CUSIP NUMBER:

09174P105

ITEM 3. STATEMENT FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C)

Not applicable.

ITEM 4. OWNERSHIP

The information contained in Items 5-9 and 11 of the cover pages of this Schedule 13G is hereby incorporated by reference into this Item 4.

Sopris SS-BCD Secondary Investors, LLC (“Sopris SS-BCD”) is the direct owner of 2,906,976 shares of Class A common stock of the Issuer, par value 0.0001 (“Shares”) and has the sole power to vote and dispose of such securities. The 2,906,976 Shares were acquired by Sopris SS-BCD on April 24, 2024.

Andrew Mitchell Paul, in his capacity as the sole managing member of Sopris SS-BCD, has the ability to direct the management of the business of Sopris SS-BCD including the power to vote and dispose of securities beneficially owned by Sopris SS-BCD; therefore, Mr. Paul may be deemed to have indirect beneficial ownership of the Shares held by Sopris SS-BCD. Additionally, Mr. Paul holds 155,786 Shares directly and has the sole power to vote and dispose of such securities. Of the 155,786 Shares, (i) 19,422 were acquired on August 5, 2024, (ii) 97,804 were acquired on August 9, 2024 and (iii) 38,560 were acquired on August 12, 2024.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons declare that filing this Schedule 13G shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13G except to the extent of such person’s pecuniary interest in the Shares, and except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10. CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2024

SOPRIS SS-BCD SECONDARY INVESTORS, LLC

By:	/s/ Andrew Mitchell Paul
Name:	Andrew Mitchell Paul
Title:	Managing Member

/s/ Andrew Mitchell. Paul
Andrew Mitchell Paul

INDEX TO EXHIBITS

Exhibit 99.1	Joint Filing Agreement